

August 26, 2022

Choon Pin Yeo
Chief Executive Officer
catTHIS Holdings Corp.
A-9-3, Northpoint Office, Mid Valley City, Lingkaran Syed Putra,
59200 Kuala Lumpur, Malaysia

> **Re: catTHIS Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 11, 2022**
> **File No. 333-264963**

Dear Mr. Yeo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis, page 9

1.   Provide more detailed disclosure about how you currently (and plan to in the future) generate revenues. For example, clarify whether you sell (or plan to sell) subscriptions to your customers, or whether you generate revenue strictly on a project by project basis. Discuss whether the number of users downloading customers' catalogues employing your technology affect the amount of revenues that you generate from customers.

How We Plan to Offer and Sell Our Shares, page 18

2.   Please add your disclosure responsive to prior comment 2 to the How We Plan to Offer and Sell Our Shares section.

Index to Financial Statements, page 23

3.   Please revise or advise as we have reviewed your response to prior comment 11 and noted that the following issues were not addressed:

- A search of "date of inception" indicates that various pages of the amendment continue to label dates of inception as both January 4, 2021 and June 25, 2021.

- On page F-3, the Loss before Income Tax of ($312,597) plus the Income Tax Provision of ($312,597) appears to add up to a Net Loss of ($312,597), which does not appear to be correct.

- The columns of the Consolidated Statement of Changes in Shareholders' Equity on page F-4 do not reconcile to the line items of the Balance Sheet on page F-2. In this regard, the Total Equity column on page F-4 shows $6,550 in Exchange Reserve, but there is no adjustment column in the table.

Item 16. Exhibits and Financial Statement Schedules, page 26

4.   Please have your Independent Registered Public Accounting Firm update the date of the consent and refer to the most recent amendment number.

Consolidated Financial Statements (Unaudited), page F-16

5.   Please revise or advise as we have reviewed your unaudited financial statements and noted the following issues:

- The columns of the Consolidated Statement of Changes in Shareholders' Equity on page F-19 do not reconcile to the line items of the Balance Sheet on page F-17. In this regard, the Total Equity column on page F-19 shows activity in Exchange Reserve, but there is no adjustment column in the table reflecting the activity and reflecting the cumulative Exchange Reserve balance that would reconcile to the balance sheet.

- Additionally on page F-19, the line item for the Exchange Reserve amount of $6,500 in 2021 is not labeled as such.

- Further on page F-19, the balance of Additional Paid in Capital as of March 31, 2022 is $0, which does not tie to the balance sheet amount of $703,648.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology